Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

SolarBank Corporation (the “Company” or “SolarBank”) 505 Consumers Road, Suite 803 Toronto, Ontario M2J 4Z2

2.	Date of Material Change

March 24, 2025

3.	News Release

News releases disseminated on March 21, 2025 and March 24, 2025 via Cision.

4.	Summary of Material Change

On March 24, 2025, SolarBank announced that it had closed its previously announced registered direct offering of 2,394,367 units (the “Units”) at a price of US$3.55 per Unit, for aggregate gross proceeds of approximately US$8.5 million (the “Offering”).

5.1	Full Description of Material Change

On March 24, 2025, SolarBank announced that it had closed its previously announced Offering. Pursuant to the Offering, the single institutional investor purchased 2,394,367 Units at a purchase price of US$3.55 per Unit for aggregate gross proceeds of approximately US$8.5 million. Each Unit was comprised of one common share in the capital of the Company (each, a “Common Share”) and one Common Share purchase warrant (each, a “Warrant”) The Warrants are exercisable immediately, at an exercise price of US$4.45 per Common Share, and will expire on March 24, 2030.

The Company expects to use the net proceeds from the Offering to advance its independent power producer assets including battery energy storage system projects and a community solar project in New York, along with for working capital and other general corporate purposes.

A.G.P./Alliance Global Partners acted as sole placement agent for the Offering.

5.2	Disclosure for Restructuring Transactions

Not Applicable.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Sam Sun, Chief Financial Officer

(416) 494-9559

sam.sun@solarbankcorp.com

9.	Date of Report

March 27, 2025

2

Forward-Looking Information

Statements in this report that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of SolarBank to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms “believes”, “belief”, “expects”, “intends”, “projects”, “anticipates”, “will”, “should” or “plans” to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. The forward-looking statements contained in this report are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in SolarBank’s latest Annual Information Form (the “AIF”), which also forms part of SolarBank’s latest annual report on Form 40-F, and which is available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of SolarBank’s website at www.SolarBankcorp.com. All forward-looking statements in this report are made as of the date of this report. SolarBank does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein include, without limitation, statements about the anticipated use of proceeds of the Offering; the exercise of the warrants prior to their expiration and other risks and uncertainties that are described from time to time in SolarBank’s public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors”.

SolarBank undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this report are expressly qualified in their entirety by this cautionary statement.